Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Loan Guarantees to Hebei Airlines Company Limited by Xiamen Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 April 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2016-019

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED IN RELATION TO

THE PROVISION OF LOAN GUARANTEE TO

HEBEI AIRLINES COMPANY LIMITED BY

XIAMEN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

● Guarantor: Xiamen Airlines Company Limited (“Xiamen Airlines”)

● Guarantee: Hebei Airlines Company Limited (“Hebei Airlines”)

● Amount of this guarantee and the actual balance of guarantee provided: the guarantee was provided by Xiamen Airlines to Hebei Airlines in respect of the loans set out below: the Local and Foreign Currency Borrowings Contract and the Foreign Exchange Loan Contract with a maximum outstanding balance of RMB800 million entered into between Hebei Airlines and Xiamen Jiangtou branch of Industrial and Commercial Bank of China Limited (“ICBC”). The current balance of guarantees provided by Xiamen Airlines to Hebei Airlines is RMB0.

● No provision of counter-guarantee;

● As of the date of this announcement, the overdue amount in respect of the loan guarantees for training costs of self-sponsored trainee pilots provided by the Company and Xiamen Airlines, a subsidiary of the Company, is approximately RMB0.8241 million and RMB1.377 million, respectively;

I. SUMMARY OF THE GUARANTEE

(I) Basic information of the guarantee

According to the approval and mandate of the Board and the general meeting of China Southern Airlines Company Limited (the “Company”), on 15 April 2016, Xiamen Airlines entered into the Maximum Amount Guarantee Contract with the ICBC, for the purpose of providing loan guarantee for Hebei Airlines, details of which are set out below:

With a view to further broaden the financing channel of Hebei Airlines, during the period from the effective date of the Guarantee Agreement to 30 June 2016, guarantee of joint liability will be provided by Xiamen Airlines, within the maximum outstanding balance of RMB800 million, in respect of the Local and Foreign Currency Borrowings Contract and the Foreign Exchange Loan Contract entered into between Hebei Airlines and the ICBC.

(II) Consideration of the Board

According to the provisions of the Articles of Association of the Company, the Board passed the following resolutions by means of written resolution on 11 May 2015: (1) it is agreed to authorize Xiamen Airlines to provide loan guarantees for Hebei Airlines with an aggregate balance up to RMB3.5 billion within the period from 1 July 2015 to 30 June 2016; (2) it is agreed to authorize the legal representative of Xiamen Airlines (or its attorney) to deal with all procedures in relation to the above mentioned guarantees, including but not limited to executing relevant agreements and documents; (3) to request Xiamen Airlines to submit monthly statements on the aggregate balance of guarantees to the Company and, with reference to actual operation of Hebei Airlines, timely adjust its investment plan to mitigate investment risks; and (4) to submit the aforesaid matters to the general meeting of the Company for consideration. For further details, please refer to the Announcement of China Southern Airlines on the Proposed Authorization by General Meeting to Xiamen Airlines Company Limited on the Provision of Loan Guarantees to Hebei Airlines Company Limited dated 12 May 2015, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

On 30 June 2015, the general meeting of the Company approved through a resolution at the general meeting to authorize Xiamen Airlines to provide loan guarantees to Hebei Airlines with an aggregate balance up to RMB3.5 billion within the period from 1 July 2015 to 30 June 2016. For further details, please refer to the Announcement of the Resolutions of Annual General Meeting of China Southern Airlines for the year 2014 dated 1 July 2015, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

II. Information on the Guaranteed Party

(I) Overview of the Guaranteed Party

Name of guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative: Mu Jianyong

Registered capital: RMB2.6 billion

Business scope: Domestic air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment; and import and export goods and technologies.

Credit rating: AA-

Material contingencies affecting solvency of the guaranteed party: None

Shareholding structure: Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

Financial information for the latest two years :

Unit: RMB million

Item	As at 31 December 2014	As at 31 December 2015
Total assets	4,129.36	4,778.75
Total liabilities	3,111.61	3,197.28
Total bank loans	730.67	736.4
Total current liabilities	1,662.83	1,952.37
Net assets	1,017.75	1,581.47
	January- December 2014	January- December 2015
Revenue	1,369.46	1,416.52
Net profit	-288.09	13.71

(II) Relationship of the Guaranteed Party with the Guarantor and the Company

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.47% shareholdings of Hebei Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

(I) Method and Type of Guarantee

According to the Maximum Amount Guarantee Contract entered into between Xiamen Airlines and the ICBC, Xiamen Airlines agreed to provide guarantee of joint liability, within the maximum outstanding balance of RMB800 million, in respect of the Local and Foreign Currency Borrowings Contract and the Foreign Exchange Loan Contract entered into between Hebei Airlines and the ICBC.

(II) Scope of Guarantee

According to the Maximum Amount Guarantee Contract entered into between Xiamen Airlines and the ICBC, the scope of maximum amount guarantee includes the principal amount, interests, compound interests, penalty interests, default interests, liquidated damages, exchange loss (relevant loss resulting from changes in exchange rate), as well as fees to exercise creditor’s rights (including but not limited to litigation fees, legal fees, etc.), which exclude the maximum outstanding balance as set out in the Maximum Amount Guarantee Contract.

(III) Term of Guarantee

According to the Maximum Amount Guarantee Contract entered into between Xiamen Airlines and the ICBC, the term of guarantee shall be two(2) years starting from the expiry of the term of borrowing under the master contract of borrowing; in the event that ICBC declares the maturity of borrowing ahead of the prescribed maturity date in accordance with the agreements set out in the master contract of borrowing, the term of guarantee shall be two(2) years starting from the next day following the pre-maturity date of the borrowings.

(IV) Amount of Guarantee

According to the Maximum Amount Guarantee Contract entered into between Xiamen Airlines and the ICBC, the maximum outstanding balance refers to the aggregate balance translated from various currencies into Renminbi at the mid-rate of exchange quoted by ICBC on the date on which the principal creditor's rights for which Xiamen Airlines assumes liability of warranty are determined, but in any event being not exceeding the maximum of RMB800 million.

IV. OPINIONS OF THE BOARD

The Board is of the opinion that Xiamen Airlines on provision of loan guarantees to Hebei Airlines, which takes full consideration of the needs in production, operation and development of Hebei Airlines, is conducive for Hebei Airlines to broaden its financing channels, reduce financing costs and assist it in achieving a turnaround from loss-making, and hence is in line with the overall development needs of the Company and Xiamen Airlines.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB402.7296 million and RMB42.1288 million, respectively, representing approximately 1.03% and 0.11% of the Company's audited net assets for the latest period, respectively. The accumulated amount of the overdue guarantee was approximately RMB0.8241 million and RMB1.377 million, respectively.

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. The Board Resolutions

2. Resolutions of Annual General Meeting of the Company for the year 2014

3. The Maximum Amount Guarantee Contract

4. Audit Report and Financial Statements of Hebei Airlines for the year 2015

Board of Directors of

China Southern Airlines Company Limited

15 April 2016